Exhibit 99.2

Share Purchase Agreement

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) made and entered into this 22th Day of May 2014 (the “Execution Date”),

BETWEEN

Ong Tiong Sin (Passport No: A26765792) of No 61 Jalan Setiabakti, Bukit Damansara, Kuala Lumpur, Malaysia

(the “SELLER”)

And

Ong Tiong Guan (Passport No: A28599470) of No 17 Jalan Setia Kasih 4, Bukit Damansara, Kuala Lumpur, Malaysia

(the “PURCHASER”)

BACKGROUND

A.	The Seller is the 100% owner of record of an aggregate 1 Ordinary Fully Paid Shares (the “Share”) of Bosland Limited (the “Corporation”), with the registered address of 263 Main Street, Road Town, Tortola, British Virgin Islands.

B.	The Seller desires to sell the Share to the Purchaser and the Purchaser desires to purchase the Share from the Seller

IN CONSIDERATION OF and as a condition of the parties entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:

Purchase and Sale

1.	The Seller agrees to sell and the Purchaser agrees to purchase all the rights, title, interest and property of the Seller in the Share for an aggregate purchase price of Forty Four Million Six Hundred Eighty Nine Thousand and One Hundred Fifty Three Dollars (USD 44,689,153) (the “Purchase Price”).

2.	A fixed sum of US$44,689,153 will be payable on May 21, 2015 (the “Payment Date”)

3.	An additional interest payment of 6.0% of the principal amount US$44,689,153 will be payable by the Buyer to the Seller on Payment Date.

4.	All payments will be in the form of certified check, wire transfer or bank draft of immediately available funds. In the case of direct wire transfer, the Seller will give notice the Purchaser of the bank account at least five business days prior to Payment Date.

Representations and Warranties of the Seller

The Seller warrants and represents to the Purchaser as follows:

a.	The Seller would not be recognized as an issuer or insider of the Corporation as defined or recognized under applicable securities laws and regulations

b.	Except as provided in the incorporating documents of the Corporations or as indicated on the face of the certificates for the Share, the Purchaser would not be prevented or restricted in any way from re selling the Share in the Future.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of Malaysia.

IN WTNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

/s/ Ong Tiong Sin	/s/ Ong Tiong Guan
Ong Tiong Sin	Ong Tiong Guan

/s/ Witness Judy S. Ong	/s/ Witness Lillian Ong
Witness Judy S. Ong	Witness Lillian Ong